UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
ACT OF 1934
For the month of July 2003
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X



SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	July 31, 2003
By
Name:	Marcos Grodetzky
Title: Director of Investor Relations

















Contents
1.	Quarter Highlights                 03

2.	Quarterly Summary	                 04

3.	Operating Performance              05
3.1	 Wireline Services                 05
3.2	 Wireless Services                 07

4.	Consolidated Results               07
4.1	 Revenues	                        07
4.1.1	Wireline Services	                  09
4.1.2	Wireless Services	                 10
4.1.3	Contact Center                     11
4.2	 Operating Costs and Expenses	      11
4.3	 EBITDA                            13
4.4	 Depreciation and Amortization     14
4.5	 Financial Results                 15
4.6	 Non-Operating Results             16
4.7	 Net Results                       16

5.	Main Changes in Assets and Liabilities   16
5.1	Accounts Receivable                      16
5.2	 Debt/Suppliers/Other Accounts Payable   17
5.3	 Taxes Payable                           19
5.4	 Provisions for Contingencies	            19
5.5	 Capital Expenditures                    19
5.6	 Summary Cash Flow                       20

6.	Main Events of the Quarter               20

7.	Outlook 2003                             24

8.	Operating and Financial Summary          25

9.	Balance Sheets                           26

10.	Income Statements                        30

11.	 Scheduled Events                        34

1. Quarter Highlights

The fixed plant in service comprised 14,901,000 lines at the end of 2Q03, a decrease of 0.7% and 0.3%, compared with 1Q03 and 2Q02, respectively.
The mobile plant encompassed 2,236,000 subscribers (80% and 20% under prepaid and postpaid plans, respectively), a 29.8% increase versus 1Q03.

ADSL accesses, sold under the Velox brand, totaled 82,300 units in service at the end of the quarter, a 39.5% growth over the previous quarter and a 359.8% increase compared with 2Q02.

Consolidated gross revenues reached R$ 4,570 million, an increase of 2.6% and 21.1% over 1Q03 and 2Q02, respectively, totaling R$ 9,023 million for 1H03 (1H02 - R$ 7,533 million).

Net revenues amounted to R$ 3,343 million, up 3.9% from 1Q03 and 20.2%

from
 2Q02, totaling R$ 6,561 million for the first half of 2003
(1H02 - R$ 5,565 million).

Wireless services ARPU stood at R$ 33, basically unaltered from the previous quarter. Wireline services ARPU (including long-distance services) reached R$ 69, approximately 1.9% above 1Q03 levels.

Consolidated operating costs and expenses (ex-depreciation and amortization) totaled R$ 1,864 million, a 6.9% increase compared with 1Q03. The YTD figure reached R$ 3,606 million (1H02 - R$ 2,820 million).

Provisions for doubtful accounts were equal to 3.3% of gross revenues for the quarter, against 3.2% in 1Q03 and 4.2% in the same period of 2002. During the first half of 2003, these provisions represented 3.3% of gross revenues (1H02 - 4.9%).

Consolidated EBITDA for 2Q03 amounted to R$ 1,479 million, with a 44.3% margin (1Q03 - 45,9%). Accumulated EBITDA for the first half of 2003 totaled R$ 2,955 million (1H02 - R$ 2,745 million), with a margin of 45.0%.

Net financial expenses stood at R$ 518 million, up 14.5% from 1Q03.

Net losses of R$ 166 million in 2Q03, compared with R$ 112 million in 1Q03, resulted from increased financial and non-operating expenses.

Net debt amounted to R$ 9,519 million at the end of 2Q03, 4.9% down from the levels reported at the end of 1Q03 (R$ 9,128 million in June/02).

Capex totaled R$ 295 million in 2Q03, a 59.5% increase from the previous quarter. An amount of R$ 186 million of total Capex was allocated to the wireline business and R$ 101 million to the wireless business. During the first half of the year investments amounted to R$ 480 million, with R$ 272 million and R$ 198 million allocated to the wireline and wireless businesses, respectively.



3. Analysis of Operating Performance

3.1 Wireline

The wireline installed plant comprised 17,480,000 lines as of June 2003, virtually unaltered in comparison with the previous quarter, while the plant in service totaled 14,901,000 lines, a decrease of 0.7% and 0.3% from 1Q03 and 2Q02 levels, respectively. Commercial lines increased by 2.8% as compared with the end of 2Q02.

The average plant in service totaled 14,910,000 lines at the end of 2Q03, (-1.0% over 1Q03 and virtually unchanged as compared to 2Q02). The
Public Telephone plant comprised 690,000 units at the end of 2Q03, a 3.5% decrease from 1Q03, due to the optimization of the plant. In spite of the reduction, the public phone plant in service fully meets the current demand and the requirements established in the concession agreement.

During 2Q03, 699,000 lines were activated while 803,000 lines were disconnected, and at the end of the quarter, nearly 1,021,000 lines were blocked.


Chart 3 below depicts the evolution of lines activated and disconnected over the past five quarters. During the first half of 2003, 1,321,000 lines were activated and 1,561,000 were disconnected, with a net reduction in the plant in service of 240,000 lines.


At the end of 2Q03, around 116,000 lines were allocated to DVI service
(ISDN), corresponding to 58,000 accesses to the Internet. In the same period, total ADSL lines in service (for dedicated connection to the Internet) reached 82,000 units, against 59,000 at the end of 1Q03.

The next chart shows the evolution of broadband accesses during the period under review. Noteworthy is the significant growth in Velox (ADSL) share in total accesses, to 59.0%.


3.2 Wireless

Upon completing one year of operations, Oi has reached a client base of over 2,236 million subscribers, equivalent to net additions of 514,000 new customers in the quarter (or 29.8% QoQ). Oi accounted for approximately
46% of the net additions in its region during 2Q03.

At the end of June/03, the customer mix was divided into 80% under prepaid plans and 20% under postpaid plans. The average customer base in 2Q03 reached 1,940 thousand subscribers, an increase of approximately 24.0% as compared to the average in 1Q03.


At the end of 2Q03, Oi had an estimated 12.5% market share in its region, compared to 10.6% in 1Q03. The wireless service penetration within Region I was estimated at 18.4% at the end of the quarter, already above wireline service penetration.

At the end of 2Q03, Oi's coverage reached approximately 460 of the main cities of the region, with 2,680 radio-base stations.

Churn rates during 2Q03 stood at 2.2%, with nearly 40,000 disconnections.

It's important to highlight the growth of SMS (Short Message Service) in the quarter,
with 38 million messages sent, up 58.3% from 1Q03, due to the incentives for the use of the service, coupled with the growth in the customer base.

4. Consolidated Results

4.1 Revenues

Consolidated gross revenues totaled R$ 4,570 million, up 2.6% from 1Q03, mostly due to the growth in wireless services (33.5%), data transmission (+6.6%),and fixed-mobile calls (+5.1%), partly offset by the drop in network usageservices (-3.9%).

Compared with 2Q02, the increase amounted to R$ 796 million (+21.1%), resulting from the contribution of wireless services (+R$ 292 million) and the growth in revenues from local (R$ 239 million), long distance (+R$ 217 million), and data transmission services (+R$ 66 million).

Consolidated net revenues reached R$ 3,343 million for the quarter, up 3.9% and 20.2% from 1Q03 and 2Q02 levels, respectively.
Table 1 shows the breakdown of gross revenues by service in the periods indicated:

(*) WIRELESS SERVICES OFFERED AS OF 3Q02.

We should mention that we did not see any major changes vis-a-vis the prior quarter, with regards to revenue composition. However, the following items are worth noting when comparing with 2Q02:

 - The increase in the relative share of long-distance services, including
VC2 and VC3, from 12% to 16% of total revenues from wireline telecommunications;
 - 	The share of wireless services (accounting already for 6% of total revenues);
and
 - 	The relative decrease in network usage service (from 10% to 7% of total revenues) - primarily due to the Company's market share gains in the long-distance segment.

Following is the analysis of gross revenue performance of each of the main services during the quarter:

4.1.1 Wireline Services

Gross revenues from wireline services amounted to R$ 4,256 million in 2Q03, an increase of 1.0% during the quarter and 13.1% over 2Q02. During the first half of 2003, accumulated revenues from wireline services reached R$ 8,470 million, up 12.8% from the same period of the prior year.

Average revenue per user (ARPU) per month for wireline services - including national and international long-distance calls - stood at R$ 69 for the quarter, an increase of 1.9% and 11.4% compared with 1Q03 and 2Q02, respectively.

 - Local Services: revenues amounted to R$ 2,617 million, a 1.0% and 10.1% increase over 1Q03 and 2Q02, respectively.

Following we highlight the performance of the main items:

 - Monthly subscription revenues amounted to R$ 1,224 million, down 0.8% from 1Q03 and up 13.7% from 2Q02. The decrease seen in the quarter was due to the reduction in the average number of subscribers billed (1.0%). As compared to the same period of the prior year, the growth is attributable to tariff adjustment (June/02), as the average plant was not expanded during the period.

? Pulse-based traffic revenues reached R$ 596 million, an increase of 0.5% compared with 1Q03, due to the increased traffic during the quarter. Compared to 2Q02, revenues increased by 10.4%, mostly as a result of a tariff adjustment implemented in June /02.

 - Installation fees amounted to R$ 21 million, down 13.8% from 1Q03 and 51.1% from 2Q02, due to promotions and a tariff reduction in June/02.

 - Local fixed-to-mobile calls (VC1) revenues stood at R$ 746 million, up 4.9% from 1Q03, on account of the tariff increase of 24.8% on average effective February/03, partly offset by a 7.4% tariff reduction during the period. Compared to 2Q02, these revenues show a net increase of 8.3%, due to the tariff adjustment, in spite of a 16.4% drop in traffic of this service during the period.

 - Long-distance (intra and inter-regional, international and VC2/VC3): revenues reached R$ 681 million, a 2.2% and 46.9% increase on figures reported for 1Q03 and 2Q02, respectively. The changes seen in the quarter were primarily brought about by the increase in fixed-to-mobile revenues (VC2/3), as a result of a tariff adjustment of 22.0% on average, effective February 2003. The expansion for the year is largely due to the start of inter-regional calls (outgoing calls from Region I) and international calls as of July 2002.

 - Remuneration for network usage: revenues from this service totaled R$ 317 million, down 3.9% and 19.8% from 1Q03 and 2Q02, respectively, mainly as a result of market share gains in the long-distance market segment.

 - Data transmission services:  revenues totaled R$ 289 million, increasing by
6.6%
and 29.6% compared to 1Q03 and 2Q02, respectively, mostly due to new revenues from the corporate market within Regions II (South and Midwest) and III (Sao Paulo), in addition to the increased share in services offered to our customers.

Key factors impacting the growth in revenues from data transmission include:
i) IP
services, in the amount of R$ 62 million, a 56.7% increase over 1Q03; and
(ii) ADSL
("Velox"), with gross revenues of R$ 24 million, a 47.9% increase over the previous quarter (R$ 16 million).

Leased lines to other providers (EILD) continue to be influenced by the increased competition and pressure on prices, reaching R$ 74 million in 2Q03, down 13.4% and 17.6% from the previous quarter and 2Q02, respectively.

 - Public telephone (PT) revenues for the quarter reached R$ 195 million, virtually unchanged compared with 1Q03.

In comparison with 2Q02, the 22.2% rise was due to the tariff adjustment effective
June/02, as well as the increased use of Telemar selection code (CSP 31) for long-distance calls placed using our PT's.

 - Other services: revenues totaled R$ 158 million, in line with 1Q03 levels and 8.2%
above 2Q02 figures, due to the increased sales of value-added services (call waiting/forwarding, follow me, voice mail, etc.)

4.1.2 Wireless Services

In the second quarter of 2003, Oi registered R$ 391 million in gross revenue, a 24.7% increase over the previous quarter.

Consolidated gross revenues from wireless services amounted to R$ 292 million, a R$ 73 million increase (+33.5%) over 1Q03, as a result of the growth in handset sales +R$ 37 million), and due to the enhanced service revenues
(+R$ 36 million). Gross revenues from wireless services totaled R$ 511 million in the first half of 2003.

Wireless services, excluding handset sales, recorded gross revenues of R$ 174 million in 2Q03, a 26.5% increase over 1Q03, slightly above the expansion in the average customer base during the period (24.0%).

Oi's gross revenues from the usage of the mobile network (interconnection) amounted to R$ 52 million in 2Q03, after a deduction of R$ 70 million in charges to TMAR, eliminated upon consolidation of the results.

During 2Q03, net revenues from handset sales reached R$ 96 million, an increase of 85.1% over the previous quarter (R$ 52 million). Approximately 513,000 handsets were sold and activated during the period, a 85.9% increase over 1Q03.

The average revenue per user (ARPU) in 2Q03 stood at R$ 33, basically unchanged vis-a-vis the previous quarter.

4.1.3 Contact Center

Contax is active in the contact center segment, providing services such as telemarketing, collection and customer services. The company earned gross revenues of R$ 101 million for the period, up 8.4% and 136.0% from the previous quarter and 2Q02, respectively.

For 2Q03, Contax contributed R$ 22 million in gross revenues towards consolidated results. Compared with 1Q03 and 2Q02, this represents increases of 6.4% and 115%, respectively, chiefly due to new agreements entered into with third parties.

Average attendant positions totaled 8,564 during the quarter, a 7.0% growth over 1Q03.

4.2 Operating Costs and Expenses

Consolidated operating costs and expenses (ex-depreciation and amortization) amounted to R$ 1,864 million in the quarter, an increase of 6.9% and 26.8% compared with 1Q03 and 2Q02, respectively, reaching R$ 3,606 million for the first half of 2003, against R$ 2,820 million for the same period of the prior year.

Compared with the previous quarter, the R$ 121 million increase was due to higher costs of SMP handsets (+R$ 74 million) - as a result of the increased sales of wireless handsets by Oi -- third-party services (+R$ 26 million), and marketing expenses (+R$ 21 million), as part of the sales effort; and operating personnel, primarily on account of Contax expansion, admissions and structural changes at TMAR, severance costs and commissions on sales (R$15 million).

Interconnection costs totaled R$ 621 million, down 5.0% from 1Q03, as during that period the Company paid out outstanding amounts related to the use of "PPIs" (interconnection presence points) to other wireline operators, as well as amounts due to other wireless providers (TU-M). This drop also reflects a 7.4% decrease in the fixed-to-mobile traffic (VC -1).

Cost of services (ex-interconection) totaled R$ 658 million, up 8.1% (R$ 50 million) from 1Q03, due to higher expenses incurred in connection with Oi SMP handsets, in the amount of R$ 156 million during 2Q03, against R$ 82 million in 1Q03, as a result of increased sales during the quarter (513,000 against 276,000 in 1Q03).

Third-party services totaled R$ 233 million, a 6.4% decrease compared to 1Q03, chiefly as a result of improved maintenance processes of the internal and external networks. The reduction in the network and renegotiation with providers of maintenance and repair services also contributed to the decrease observed in the quarter.


SMP handset costs totaled R$ 156 million, a 90.2% increase (+R$ 74 million) vis-a-vis 1Q03 levels, driven by the increased volume of sales of wireless handsets (SMP).

Rental costs amounted to R$ 94 million, a 6.9% reduction compared to 1Q03, primarily due to lower circuit rental expenses for wireline services.

Selling expenses totaled R$ 378 million, a 20.8% increase (R$ 65 million) over 1Q03, as a result of increased expenses with third-party services (R$ 27 million) and marketing (R$ 21 million), as described below:

Third-party services amounted to R$ 129 million, exceeding by R$ 27 million (+26.5%) 1Q03 levels, chiefly on account of higher expenses related to consulting and sales efforts (R$ 17 million); in addition to expenses in connection with the design of new advertising campaigns (R$ 7 million).

Marketing expenses amounted to R$ 37 million (1Q03 - R$ 16 million), as a result of media charges to air and publish new advertising campaigns for the wireline segment, stressing value added and long-distance services, as well as wireless promotional campaigns in connection with both "Mother's Day" and "Valentine's Day".

Bad debt totaled R$ 152 million, an increase by R$ 11 million (+7.8%) compared to 1Q03, equal to 3.3% of gross revenue, unchanged from the previous quarter.

Bad debt level for the wireline segment was 3.2% (3.0% in 1Q03) and for wireless was 4.4% (4.5% in 1Q03). Actual wireless figures refer to credit problems, which have been object of several actions being implemented at Oi. These include increasing collection efforts, database enhancements and a strong use of credit protection agencies. Automatic debt and credit card payment procedures are also being developed.

Consolidated bad debt for the quarter equaled to 3.3% of gross revenues, virtually unchanged from the prior quarter level (3.2%), as shown in Chart 7.



General and Administrative Expenses (G&A) amounted to R$ 212 million, an increase of R$ 20 million (+10.4%) compared with the prior quarter, due to higher legal and IT expenses amounting to R$ 9 million and R$ 3 million, respectively.

Other operating expenses (revenues): The Company recorded a net revenue of R$ 6 million in the quarter, chiefly on account of reversal of contingencies, as well as the recovery of tax credits, partly offset by reductions in infrastructure rental revenues (renegotiation of contracts) and sundry expenses.


Personnel expenses (CSP and SG&A) reached R$ 219 million, increasing by R$ 15 million (+7.4%) compared with 1Q03, mainly as a result of the increase in the number of both Contax and Oi employees, as shown in table 3 below, severance payments commission on sales and other expenses at TMAR:


4.3 Consolidated EBITDA

Consolidated EBITDA reached R$ 1,479 million, up 0.3% and 12.8% from 1Q03 and 2Q02, respectively. EBITDA margin stood at 44.3% in 2Q03, compared to 45.9% in 1Q03. Despite the growth in revenues during the period, EBITDA remained virtually unchanged from the prior quarter, mainly due to increased selling expenses during the period, in connection with long-distance and wireless service marketing campaigns.

TMAR's consolidated EBITDA of R$ 1,415 million was 2.5% below the 1Q03 figure. TMAR Holding's consolidated EBITDA of R$ 1,384 million was down 5.4% from the 1Q03, due to higher costs and expenses in the period. EBITDA margin reached 45.1% (1Q03 - 48.3%).

In 2Q03, Oi posted EBITDA of R$19 million, resulting in a margin of 6%, partially due to non-recurring revenues (R$ 36 million) with TMAR eliminated upon consolidation, and to new bonuses from handset suppliers in the amount of R$ 13 million. Net deferred charges didn't have a significant impact on Oi's EBITDA this quarter, amounting to R$ 0.7 million. In 2Q03, deferred charges included R$ 22.7 million related to subsidies in the sale of SMP handsets with postpaid plans and R$ 14.0 million related to customer activation fees, with R$ 29.9 million and R$ 6.1 million accounted as expenses, respectively.

Chart 8 below depicts the quarterly performance of consolidated EBITDA values and margins:


4.4 Depreciation and Amortization

Depreciation and amortization totaled R$ 945 million, decreasing by 4.1% compared with 1Q03, as a result of the end of the useful life of a portion of the components of the fixed-line plant.
Table 4 below shows the breakdown of depreciation/amortization charges during the quarters under review:


The R$ 6 million depreciation increase in wireless telecommunication arises from the expansion in the number of radio-base stations during the period.

4.5 Consolidated Financial Results

In 2Q03, the Company posted net financial expenses in the amount of R$ 518 million (1Q03 - R$ 452 million). The main changes seen in 2Q03 are shown in table 5 below:

Financial Revenues totaled R$ 134 million, same level from 1Q03, resulting from higher interest on financial investment and a reduction in other revenues (financial discount granted in 1Q03).

Financial expenses amounted to R$ 651 million, an increase of approximately R$ 65 million over the expenses incurred in the previous quarter. The main items impacting such expenses were:

(i) Interest on loans and debentures amounting to R$ 232 million, a decrease by R$ 33 million compared to the previous quarter, mostly due to the effects of the appreciation of the real (14.5% in 2Q03) on the outstanding balances of our debt.

(ii) Banking Fees of R$ 65 million, a R$ 11 million increase over the 1Q03, due to the additional provision for CPMF fee (R$ 8 million) to enable the inclusion of this debt in the REFIS (government program on tax refinancing). See details on item 5.3 (taxes payable).

(iii) Restatement of provisions for contingencies of R$ 62 million, a R$ 8 million increase over 1Q03.

(iv) Other expenses of R$ 44 million, a R$ 26 million increase over the previous quarter, mainly due to interest on other liabilities in the amount of R$ 21 million.

(v) Monetary and exchange variations on loans and financing.
Revenues from the appreciation of the real during the quarter amounted to R$ 1,269 million. Expenses incurred in connection with currency swap transactions totaled R$ 1,459 million, of which R$ 1,031 million represent net expenses arising from the appreciation of the real (excluding a net revenue of R$ 180 million with F/X coupon) and R$ 428 million (1Q03 - R$ 374 million) related to interest costs on swap transactions based on CDI rate.


4.6 Non-Operating Results

The Company recorded non-operating losses of R$ 76 million in 2Q03 (compared to R$ 23 million in1Q03), arising from the write-off of deferred assets from its subsidiary Tnext, in connection with the decision to outsource the Internet Data Center (IDC) operations, keeping the focus on its core businesses (wireline and wireless). A provision for losses in the amount of R$ 80 million was recorded in connection with this transaction.

TNE chose to discontinue this service, transferring the operations to Hewlett-Packard (HP) with whom it will be implementing joint business strategies, aiming to increase its telecom revenues associated with the IDC business.


4.7 Net Result

In 2Q03, TNE posted a consolidated loss of R$ 166 million (R$ 0.43 per thousand shares) compared to a net loss of R$ 112 million (R$ 0.30 per thousand shares) in 1Q03. The increased loss can be attributed to higher financial expenses during the quarter as well as the non-operating losses described above.

TMAR recorded a consolidated loss of R$ 39 million in 2Q03, compared with a net income of
R$ 252 million in 1Q03, while Oi posted a net loss of R$ 348 million, compared to R$354 million in 1Q03, still negatively impacted by net financial expenses.

5. Main Changes in Consolidated Balance Sheet (TNE)

5.1 Accounts Receivable

At the end of June/03, the accounts receivable balance (net of a provision for doubtful accounts of R$ 305 million) was R$ 3,328 million, 6.9% (or R$ 216 million) above 1Q03 levels. This was mainly due to the increase in sales of R$ 117 million, as well as an increase in average payment terms from handset dealers, which resulted from the increase in sales during the quarter (+85.9%) This increase was strongly led by large resellers whose average payment term is higher than retail sellers (which led the sales in 1Q03), due to a lower credit risk.


5.2 Debt/Suppliers/Other Accounts Payable

The total Company debt amounted to R$ 11,394 million at the end of 1Q03. Of this total, 72.9% was denominated in foreign currency (97.5% hedged), and 27. 1% in local currency. Approximately 19.9% of the total debt or R$ 2,264 million,mature by June/04.

At the end of the quarter, cash and financial investments (R$ 1,875 million) were equivalent to 82.8% of the debt maturing over the next 12 months, as shown in Table 6.

 Consolidated net debt amounted to R$ 9,519 million at the end of the quarter, a 4.9% decrease from the 1Q03 level.



Of the total short-term debt, R$ 1,100 million will be amortized during the second half of 2003 (Chart 10).


At the end of June/03, total debt in local currency amounted to R$ 3,088 million, R$ 1,786 million of which were obtained from BNDES at the average cost of TJLP - long term BNDES interest rate, currently at 12% p.a. - plus 4.4% p.a.;R$ 1,228 million is related to non-convertible debentures bearing interest at CDI rates + 0.7% p.a., and the remaining R$ 74 million relates to other financial institutions.

Loans denominated in foreign currency, in the amount of R$ 8,306 million, net of swap results of R$ 735 million, bear interest at loan agreement average rates of Libor + 5% p.a. for transactions in U.S. dollars, 1.5% p.a. for transactions in Japanese yens, and 12.3% p.a. for a basket of currencies (BNDES). Of the total transactions in foreign currencies, approximately 97.5% were hedged as of June/03: 92.5% through currency swap transactions, and 5.0% through financial investments linked to the exchange variation. F/X swap contracts cover the full term of approximately 87.0% of the debts.

Foreign exchange swap transactions transfer the exposure to foreign currency to the Brazilian interest rates (CDI). The average cost of such operations stood at 100.1% of the CDI rate at the end of the quarter.

Debt in local currency - after foreign exchange swap transactions - equaled to 98% of total debt at the end of 2003. Its weighted average cost stood at 24.5% p.a., based on a CDI rate of 26% p.a.

During 2Q03, total borrowings amounted to R$ 186 million, of which R$ 124 million were allocated to financing the investment program and working capital requirements of the wireless business.

At the end of June/03, the suppliers account had a balance of R$ 1,094 million, showing a R$ 94 million decrease from the previous quarter, mainly due to a payment of R$ 119 million to handset suppliers.

At the end of June/03, the intercompany debt with TNL reached R$ 3,908 million, a 20.9% decrease from the previous quarter, mainly owed by TMAR (R$ 3,615 million), with the remaining balance due by Contax and other subsidiaries.

5.3 Taxes Payable

At the end of June/03, the balance of taxes payable totaled R$ 777 million, mainly as the result of the Company adhering to a government program for refinancing tax debts (REFIS), whereby the lawsuits relating to unpaid taxes assessed by 02/28/03 were terminated, thus avoiding likely losses associated with such claims. By joining this program, TMAR financed federal taxes at BNDES interest TJLP (12% p.a.) in the amount of R$ 703 million over a 120-month term, while TNL was granted a 180-month term to pay taxes in the amount R$ 153 million, of which R$ 81 million were recorded under current liabilities. As provisions had been already established for a large portion of such debts, the impact on EBITDA was limited to R$14 million (other operational expenses).

5.4 Provisions for Contingencies

At the end of June/03, the provision for contingencies balance reached
R$ 1,105 million, approximately 41.0% or R$ 767 million below the prior quarter levels (R$ 1,872 million), mostly due to the transfer of provisions for tax contingencies to the Taxes Payable account, as a result of the Company joining the REFIS program.

5.5 Capex

Capital expenditures made during the quarter totaled R$ 295 million, of which around R$ 186 million was allocated to the wireline business (quality and data transmission), and R$ 101 million appropriated to the wireless business network expansion). When compared to the previous quarter, the increase was 59.5%.

Investments on a year-to-date basis as of June/03 reached R$ 480 million, 41.9% down from levels recorded in the same period of 2002.

Chart 11 below depicts the quarterly evolution of investments, showing the relationship with net revenue for each period. It should be pointed out that investments on a year-to-date basis are equal to 7.3% of net revenue, compared with 14.8% in the same period of the prior year.


5.6 Summary of Consolidated Cash Flow (TNL)


In the quarter, cash from the Company's operations reached R$ 1,093 million (1Q03 - R$ 361 million). The increase in the quarter was mainly due to lower working capital requirements. Cash flow from investing activities reached
R$ 152 million
(1Q03 - R$ 239 million) and the result after investment activities reached R$ 942 million for the quarter (1Q03 - R$ 123 million), totaling R$ 1,064 million for the first half of 2003.

6. Main Events of the Quarter

Tariff Adjustment

On June 27, 2003, Anatel authorized a rise in telephone tariffs in connection with the basket of local and long-distance services, in addition to network usage, as provided for in the concession agreements. The approved tariff increases were equal to 28.75% (local services), 24.85% (DLD), and 10.54%
(ILD), on average.

This decision gave rise to some 40 judicial claims throughout the country, questioning the adjustments.

In light of the large number of claims and the different preliminary sentences passed by the courts with respect to the individual suits, TELEMAR has pleaded for conflict of venues before the Supreme Court of Justice (Superior Tribunal de Justica - "STJ").

On July 11, 2003, the STJ president ordered that until the final judgment on merits, scheduled for August following the STJ recess, tariffs must be adjusted based on the accumulated IPCA variation over the past 12 months up to May 2003 - 17.24%, according to a preliminary decision issued by the judge of the 2nd Federal Court in Fortaleza. Accordingly, all injunctions granted by other districts or jurisdictions, as well as those yet to be granted, will be automatically suspended and the decision of the Fortaleza Court will prevail. Such Court will be deemed competent to issue decisions on urgent cases in connection with this matter.

In fact, in accordance with the STJ decision, as of July 12, retroactively to June 29, 2003, Telemar increased its rates for services rendered, based on the following average percentages:

Residential Subscription:		+ 14.34%
Non-residential/Trunk Subscription:	+ 23.95%
Subscription - Trunk:			+ 23.95%
Residential Pulses: 			+ 14.34%
Non-residential Pulses:			+ 23.95%
Installation:				+ 23.95%
Domestic long-distance:			+ 14.28%
International long-distance:		+  6.04%
Change of address				+ 17.24%

Capital Increase - TNE

The Board of Directors, approved on April 8, 2003, a capital increase at Tele Norte Leste Participacoes of R$ 167 million (related to the tax benefit earned by the Company with goodwill amortization), to R$ 4,644.4 million, divided into 390,557 million shares, of which 130,186 million are common and 260,371 million are preferred shares.

After the enforcement of the subscription rights by minority shareholders, the Company share capital presented the following distribution:


SWAP OF PREFERRED SHARES - TELEMAR NORTE LESTE (TMAR)

TMAR Board of Directors, authorized the swap of Class B into Class A preferred shares, from June 12 to July 11, 2003, after which, 638,255 million "B" shares were swapped into "A" shares. Accordingly the Company's capital is now divided into 245,781.5 million shares, of which 107,187.0 million are common shares and 138,594.5 million are preferred shares (137,161.1 million "A" and 1,433.4 million "B" shares).


Family and Friends plan launched by Oi

Oi launched a new plan, ideally suited for families and friends willing to
share the bill   and take advantage of reduced charges for calls made among themselves.

This plan, "Oi Familia", is not subject to monthly subscription and comprises four types: 200, 400, 600 and 1000 minutes. Customers can buy a monthly package of minutes, with unused minutes being turned into credits for the next two months. Packages will enable local calls only and include voice mail retrieval.

Each plan type provides for a maximum number of dependents and a monthly fee of R$ 9.90, will be charged for each dependent. Users can talk to each other free of charge, up to a certain number of minutes according to their plan, and can also place free calls to a previously selected fixed-line telephone number.

"Oi Familia" - Plan Rates*


"Oi Familia 200"
"Oi Familia 400"
"Oi Familia 600"
"Oi Familia 1000"
Package
200 min
400 min
600 min
1000 min
Franchise(R$)
94,00
148,00
210,00
320,00
Average tariff
(R$/min)
0,47
0,37
0,35
0,32
Tariff between
members
Free up to
200 min
Free up to
400 min
Free up to
600 min
Free up to
1000 min
Maximum
Dependents
1
2
3
4
Monthly fee
per dependent
R$ 9,90
R$ 9,90
R$ 9,90
R$ 9,90
* average prices to be adjusted to each regional market.


Telemar enters into data transmission agreement with Caixa Economica
Federal (CEF)

In June/03, Telemar entered into an agreement with CEF for data transmission within the 16 states of Region I. The agreement also provides for the expansion of CEF's data transmission network and is expected to reduce their operational costs by approximately 10%.

With this R$ 36 million two-year agreement, Telemar will be responsible for connecting CEF's branches through private circuits monitoring and managing CEF's database network in real time. The agreement is renewable for an additional five-year period.


Contax to manage Cemig's Customer Services

In June/03, Contax was the winning bidder in an auction carried out by Cemig to take charge of its customer service department.

This is the first agreement signed by Contax in the energy area, as well as its first client in the state of Minas Gerais, out of to the Telemar group. Contax has hired 493 employees to service Cemig, holding 170 positions, providing services 24 hours a day, 7 days a week. The agreement is worth R$ 30 million, has a one-year term and may be renewed for an additional four-year period.

Telemar and Ponto Frio enter into agreement on data services

In May/03, Telemar entered into an agreement to provide data infrastructure to Ponto Frio, a R$ 22 million deal. As 70% of their points of sale are outside Region I, Telemar leased local circuits from other companies in such areas, but will make use of its own transmission backbone.

Effects of Oi's Acquisition on TMAR and TNE Results

On May 29, 2003 (with a base date of April 30, 2003), TMAR acquired from TNE its controlling interest in Oi, in order to integrate the offer of voice services (fixed and mobile) and data transmission services, as well as to optimize investments and maximize the tax structure of both companies, adding value and leveraging TMAR's growth prospects. The acquisition price was based on shareholders' equity at market value, with a R$ 500 million goodwill.

This goodwill is to be amortized, according to the average useful life of the respective assets, over approximately 9.5 years. TNL recorded a gain in identical amount by reversing the provision for unsecured liabilities. Such effects are eliminated upon consolidation of results at TNL.

Telemar exercises right to renew concessions

On June 30, 2003, TMAR indicated in a letter to Anatel its interest in extending for an additional 20-year period, from January 1, 2006 through December 31, 2025, the concessions granted to the company.



For further information see hyperlink
http://www.telemar.com.br/docs/fact_oi_acquisition_by_tmar.pdf

7. Outlook 2003


Based on the results achieved in the first half of this year, we have the following updated guidance for 2003:

?	Fixed Lines in service by 2003YE should keep the same level shown at the end of June 2003.


?	Our Wireless Business should reach about three million subscribers at the end of 2003, more than the double from 2002 year-end.


?	ADSL accesses should reach some 150,000 to 200,000 lines in service at the end of 2003.


?	Bad Debt level should be around 3.8% of our gross revenue for 2003.


?	Consolidated EBITDA margin shall be in the mid-forties for the FY 2003.


?	We are studying the possibility of reducing by at least R$ 100 million our
Capex budget for the year, still subject to the approval of our Board of Directors, totaling R$ 1.7 billion in 2003.


?	Regarding our Indebtedness, we estimate that the cash generation in
2H03 will enable TNE to reduce its consolidated net debt to approximately R$8.5 billion by 2003 year-end.


8. Operating and Financial Summary

9. Balance Sheet (TNE Consolidated)


Balance Sheet TMAR - Consolidated*


Balance Sheet TMAR - Holding


Balance Sheet TNL PCS - Oi


10. Income Statement TNE - Consolidated

Income Statement TMAR - Consolidated





Income Statement TMAR - Holding


Income Statement TNL PCS - Oi


11. Coming Events


A slide presentation will be available in our website one hour before the call, at the following link:

(www.telemar.com.br/ri/docs/confcall2Q03.ppt)


FOR MORE INFORMATION, PLEASE, CONTACT:

TNE- INVESTOR RELATIONS TEAM		GLOBAL CONSULTING GROUP
invest@telemar.com.br				Richard Huber
(rhuber@hfgcg.com
Pho: 55 (21) 3131 1314/13/15/16			Mariana Crespo
(mcrespo@hfgcg.com)
            	Pho: 1 (646) 284-9413

This presentation contains forward-looking statements. Statements that are no historical facts,
including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This presentation contains non-audited results which may differ from the final audited ones.



31/7/2003